Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

June 11, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Touchstone Funds Group Trust (the “Registrant”)
Registration Statement on Form N-14
To the Commission:
On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of common shares (Class A, Class C, Class Y, and Institutional Class shares) in connection with the reorganization of Touchstone Small Cap Value Opportunities Fund, a series of Touchstone Strategic Trust, into Touchstone Small Cap Value Fund, a series of the Registrant. The Registration Statement is intended to become effective on July 11, 2018.
Please contact Debby Eades, Esq. of Vedder Price P.C. at (312) 609-7661 or the undersigned at (513) 357-6029 if you have any questions.

Sincerely, /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz, Esq.